Exhibit 99.1

2021 Reference Form Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2021

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de SouzaAranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Piso Metrô, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2021, 12/31/2020 and 12/31/2019.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça AlfredoEgydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores The information included in theCompany's website is not an integral part of this Reference Form.
Last update of this Reference Form	10/14/2022

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 10.3 and 15.7	06/14/2022
V3	Updated items: 10.3, 12.1, 12.2, 12.5/6, 12.7/8, 12.9, 12.12, 13.1, 15.4 and 15.7	07/11/2022
V4	Updated item: 7.2	07/20/2022
V5	Updated items: 11.1, 11.2 and 12.5/6	08/08/2022
V6	Updated items: 19.1 and 12.5/6	09/02/2022
V7	Updated items: 12.5/6, 12.7/8, 12.12 and 15.7	10/10/2022
V8	Updated items: 12.9, 15.1/2, 15.3, 15.4, 15.8 and 19.2	10/14/2022

12.12. OTHER SIGNIFICANT INFORMATION Addition Information of items 12.5/6, 12.7/8, 12.9 and 12.10 A—Total Number of Meetings Held by Body: Body Meetings Board of Directors (1) 12 Fiscal Council (1) 4 Audit Committee (2) 49 Disclosure and Trading Committee (3) 4 Strategy Committee (4) 6 Capital and Risk Management Committee (4) 12 Nomination and Corporate Governance Committee (4) 1 Related Parties Committee (4) 9 Personnel Committee (4) 5 Compensation Committee (4) 4 Environmental, Social and Climate Responsibility Committee (4) 2 (1) period from June 15, 2021 to February 25, 2022 (2) period from June 16, 2021 to February 25, 2022 (3) period from April 19, 2021 to January 28, 2022 (4) period from April 29, 2021 to February 25, 2022 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from ltaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from ltaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C—Meeting Attendance Percentage: For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on June 15, 2021 until February 25, 2022 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on June 15, 2021 until February 25, 2022 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 29, 2021 until February 25, 2022 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April 19, 2021 to February 28, 2022 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Cesar Nivaldo Gon because the meetings do not involve her reelection to the Company’s Board of Directors; (f) there is no calculation of the meeting attendance percentage of the management members Eduardo Hiroyuki Miyaki and Gilberto Frussa because the meetings do not involve his reelection to the Company’s Fiscal Council; (g) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company’s Fiscal Council; (h) there is no calculation of the meeting attendance percentage of the management member Álvaro Felipe Rizzi Rodrigues because it was formalized that he became part of the Disclosure and Trading Committee on April 27, 2022; (i) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

D - Independence Criterion for the Members of the Board of Directors and of the Audit Committee: The members of the Board of Directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano lnácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Bylaws: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in the audit work of the company; or (iv) a member of the Supervisory Council of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections “a”, “(i)” and “(iii)”; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise. E – Type of Audit Committee lt is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 4,910/21 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Resolution 23/21 (former CVM Instruction Nº 308/99). F – Politically Exposed Persons Regarding the members of the Board of Directors, Executive Board, Fiscal Council and other Committees, we classify as politically exposed persons: Alfredo Egydio Setubal (member of the Board of Directors); Leila Cristiane Barboza Braga de Melo (member of the Executive Board), Reinaldo Guerreiro (member of the Fiscal Council) and Ricardo Baldin (member of the Audit Committee), on account of: Alfredo Egydio Setubal being characterized as a Related PEP considering the relationship with members of Liquigás Distribuidora S.A. Leila Cristiane Barboza Braga de Melo being characterized as a Related PEP considering the relationship with members of Central Bank of Brazil, Banco do Brasil and Caixa Econômica Federal. Reinaldo Guerreiro being characterized as a Related PEP considering the relationship with members of Ministry of Cities, Caixa Econômica Federal, Caixa Participações, Government of the State DF and Government of the State of RS. Ricardo Baldin be characterized as a Holder PEP considering a management position at Finame. G - ADDITIONAL INFORMATION: We inform you that the inauguration of those elected in the Annual General Stockholders’ Meeting of April 26, 2022 and meeting of the Board of Directors of April 28, 2022, was homologated by the Central Bank of Brazil on 06.21.2022 and 06.24.2022, respectively, and they took office on 07.01.2022. We inform you that the inauguration of those elected in the meeting of the Board of Directors of August 25, 2022, was homologated by the Central Bank of Brazil on 09.29.2022 and they took office on 10.03.2022. We inform you that the inauguration of those elected in the of the Board of Directors of September 29, 2022, is pending approval of their election by the Central Bank of Brazil. Below we present the hierarchy flowchart of said Bodies: 12.5/6 – Composition and professional experience of the board of directors and fiscal council With respect to each member, see below information about item 12.5 “m”: I – Main professional experience for the past five years, indicating: Company’s name and activity sector. Position and roles inherent in the position. Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II - All management positions they hold in other companies or third sector organizations: Company is part of (ii) is controlled by an Issuer’s direct or Company’s name Company’s activity sector indirect stockholder (i) the Issuer’s with an interest equal Other companies or economic group to or higher than 5% third sector in the same class or organizations type of the Issuer’s securities. Abril Comunicações S.A. Printing of books, magazines and other periodicals x

Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Alpargatas S.A.	Holding company of non-financial institutions			x
Ambev	Drinks			x
Americel S.A.	Telephony Equipment			x
Arthur Andersen & Co.	Advocacy			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Junior Achievement do Estado de São Paulo	Entrepreneurial Education			x
Banco ABNAMRO/Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Bandeirantes S.A.	Multiple-service banking, with commercial portfolio			x
Banco BBA-Creditanstalt S.A.	Multiple-service banking, with commercial portfolio			x
Banco Brascan S.A.	Investment Bank			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco CCF Brasil	Multiple-service banking, with commercial portfolio			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco HSBC	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service	x		
Banco Itaú Chile	Holding company of non-financial institutions	x		
Banco Itaú International	Holding company of non-financial institutions	x		
Banco Itaú Paraguai	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Itaú Uruguai	Holding company of non-financial institutions	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco PSA Finance Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Banco UBS Pactual	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brazilian Chamber of Commerce in Great Britain	Non profit organization			x
Bunge y Born	Food industry			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados	Accounting and tax consulting and auditing			x
Casa da Moeda do Brasil (CMB)	Manufacture of paper money			x
CI&T Inc.	Digital solutions			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x
Citibank Brazil	Financial Conglomerate			x
Citigroup Brasil	Financial Conglomerate			x
Claro S.A.	Telephony business			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia de Trens Urbanos (CBTU)	Rail transport			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x

ConectCar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
Conferência Monetária Internacional	International Organization			x
Conselho de Recursos do Sistema Financeiro Nacional (CRSFN)	Self-Regulatory Entity			x
Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x
CPFL Energia S.A.	Energy Distribution			x
Credicard	Payment solutions	x		
Debevoise & Plimpton	Advocacy			x
Deutsche Bank Securities	Investment Bank			x
Dexco S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Ecorodovias	Concession of Public Works and Services			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Fairplay	Production and organization of corporate events			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Fidelity International Ltd.	Investment management			x
Fight For Peace International	Non profit organization			x
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Credit, Financing and Investment Society			x
Financial Stability Board (FSB)	Financial Stability Board			x
Fortbras S.A.	Automotive aftermarket			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Itaú Unibanco Previdência Complementar	Supplementary Pension			x
Fundação Maria Cecilia Souto Vidigal	Non-profit organization			x
Fundação Nova Escola	Non-profit organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Boticário	Cosmetics			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clinicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
IBM Brasil	Machinery and Services Industry			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x

Instituto Brasileiro de Relações com Investidores (IBRI)	Self-Regulation Entity			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lemann	Pedagogical management			x
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
IRB – Brasil Resseguros S.A.	Reinsurance			x
Itaú Asset Management S.A.	Fund administration	x		
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x		
Itaú Social	Associations for the defense of social rights	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Lean Enterprise Institute (LEI)	Educational Institution			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x
Mastercard Incorporated	Payment Institution			x
Metalúrgica Gerdau S.A.	Steel mill			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petrobrás Transportes S.A. (TRANSPETRO)	Maritime Transport			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Pinheiro Neto Advogados	Accounting and tax audit and consulting services			x
Porto Seguro S.A.	Insurance			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Raia Drogasil	Pharmaceutical			x
Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Royal Institution of Great Britain	Education and scientific research			x
Sensedia	Integration Solutions			x
Serasa S.A.	Information Services			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tess S.A.	Telephony business			x

Tozzini Freire Advogados	Advocacy			x
Totvs S.A.	Technology			x
Unibanco – União de Bancos Brasileiros	Multiple-service banking, with commercial portfolio	x		
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x
Verallia	Glass packaging producer			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
W.I.L.L. – Women in Leadership in Latin America	International non-profit organization			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Zup Tecnologia	Technological consultancy			x

12.9. Existence of a marital relationship, stable union or kinship of up to second degree between:
a) Issuer's management members;
b) (i) Issuer's management members and **(ii)** management members of the issuer's direct or indirect subsidiaries;
c) (i) Management members of the issuer or of its direct or indirect subsidiaries and **(ii)** Issuer's direct or indirect parent companies;
d) (i) Issuer's management members and **(ii)** management members of the Issuer's direct or indirect parent companies;

a) Issuer's management members:
• Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors).

b) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect subsidiaries:
• Not applicable.

c) (i) Management members of the issuer or of its direct or indirect subsidiaries and (ii) issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

12.10. Inform on the subordination, service provision or control relationships maintained for the last three years between the issuer's management members:
a) Issuer's direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock;
b) Issuer's direct or indirect parent company;
c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people

a) Issuer's direct or indirect subsidiary, except for those in which the issuer holds, directly or indirectly, the total capital stock:
Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Issuer's direct or indirect parent company:
Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people:
Not applicable.

<u>Other relevant information of Item 12.12</u>

a) Regarding stockholders' meetings held in the past three (3) years, we inform as follows:

Year	Type of Stockholders' Meeting	Date/Time	Quorum
2022	**Annual**	04.26.2022 – 11:00am	92.09% of common shares and 41.35% of preferred shares
2022	**Extraordinary**	04.26.2022 – 11:10am	92.09% of common shares and 41.35% of preferred shares
2021	**Annual and Extraordinary**	04.27.2021 – 11:00am and 11:10am	91.96% of common shares and 31.67% of preferred shares
2021	**Extraordinary**	01.31.2021 – 11:00am	More than 90% of common shares

2020Annual04.28.2020 – 11:00amMore than 90% of common shares and 31.75% of preferred shares 2019Annual04.24.2019 – 11:00amMore than 90% of common shares and 29.08% of preferred shares b) Audit Committee: The Audit Committee has independence to set and engage training activities. In 2016, the Audit Committee started defining, twice a year, the need for training identified as significant for its performance. Once it identifies a department in need of training, it engages training services to meet a specific need for this department or its members. Another training component of the Audit Committee for topics under its responsibility it understands as significant is benchmarking with other organizations, including abroad, or with the best practices identified by consultants. In 2019, the Audit Committee promoted specific anti-money laundering (AML) training with the attendance of members of the Committee and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management. In 2019, 2020 and 2021, some of its members, individually, also participated in training sessions on accounting, corporate governance, ethics, financial and external audit related topics. c) Relationship among the Audit Committee, the Board of Officers, and the Co- chairpersons of the Board of Directors Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout 2019, 2020 and 2021, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk and Internal Control departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itaú CorpBanca in Chile and its subsidiaries. Also during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, since 2021 the Audit Committee has held a private meeting with the CEO of Itaú Unibanco Holding S.A., and has continued to hold, likewise for a number of years, a joint meeting with the with the Co-chairpersons of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Supervisory Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the meetings held in the period. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation by the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Supervisory Council of Itaú Unibanco Holding SA at least once a year, in which it submits its findings on Itaú Unibanco’s consolidated financial statements for the year ended in December of each year or other topics of interest of the Supervisory Council. Relationship between the Board of Directors and the Supervisory Council The Supervisory Council attends the Board of Directors’ meeting in which the Issuer’s annual financial statements are examined (therefore, once a year). Relationship between the Supervisory Council and the Board of Officers The Supervisory Council meets the Board of Officers of Itaú Unibanco Holding S.A. when the Issuer’s financial statements are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the Board of Directors, such as: Management Report, Form 20-F, Reference Form, and Integrated Annual Report; Changing and creating new policies; Opinions on the performance of Itaú Unibanco’s securities and the best practices from market participants, including investors, ESG* and credit rating agencies, corporate governance, analysts, and trade associations; Share bonus and share splits; Analyzing the trades made by the parties adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. *Stands for Environmental, Social and Corporate Governance

d) In 2021, we developed the following training activities: Ethics and Up to Compliance officers Biennial 93% Up to Anti-corruption Biennial 95% officers Adherence to Up to Board of Annual 96% Code of Ethics Directors Anti-Money Laundering and Up to officers Biennial 96% Counter Terrorist Financing E-learning on the Up to executive theme of Biennial 91.55% sustainability officers E-learning focused on the guidelines of the Supplier Up to executive Relationship Biennial 93.12% Code, which is officers part of the Integrity and Ethics Program. Online event “Meeting Itaú + Suppliers” covering the topics: ethics and corruption prevention, prevention of Critical suppliers Annual 51.11% money laundering and fighting the financing of terrorism, relationship conflicts and ombudsman. Note: biannually a lecture on the Prevention of Illicit Acts is given to the Board of Directors, as well as reinforcement of the corruption prevention training to specific areas. e) In 2021, the Internal Ombudsman’s Office received 2,211 calls related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conduct contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in calls investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to any reported employees. f) Supporting documentation for the meetings of the Board of Directors:

The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

ITEM 15. CONTROL AND ECONOMIC GROUP

BASE-DATE 10.06.2022

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Brazilian CNPJ 04.676.564/0001-08	2.564.084.404	51,713	-	-	2.564.084.404	26,153
Itaúsa S.A. Brazilian CNPJ 61.532.644/0001-15	1.943.906.577	39,205	169.323	0,003	1.944.075.900	19,829
BlackRock, INC American	-	-	349.925.097	7,221	349.925.097	3,569
GQG Partners LLC American	-	-	253.506.105	5,231	253.506.105	2,586
Treasury Shares	-	-	3.268.688	0,067	3.268.688	0,033
Others	450.299.378	9,082	4.238.975.776	87,477	4.689.275.154	47,830
Total	**4.958.290.359**	**100,000**	**4.845.844.989**	**100,000**	**9.804.135.348**	**100,000**

BASE-DATE 12.31.2021

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A. Brazilian CNPJ 61.532.644/0001-15	355,227,092	50.000	350,942,273	100.000	706,169,365	66.532
Cia. E. Johnston de Participações Brazilian CNPJ 04.679.283/0001-09	355,227,092	50.000	-	-	355,227,092	33.468
Total	**710,454,184**	**100.000**	**350,942,273**	**100.000**	**1,061,396,457**	**100.000**

BASE-DATE 12.31.2021

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles Brazilian CPF(*) 002.938.068-53	2,030,000	31.002	4,060,000	31.002	6,090,000	31.002
João Moreira Salles Brazilian CPF(*) 667.197.397-00	1,244,000	18.998	2,488,000	18.998	3,732,000	18.998
Pedro Moreira Salles Brazilian CPF(*) 551.222.567-72	2,030,000	31.002	4,060,000	31.002	6,090,000	31.002
Walther Moreira Salles Júnior Brazilian CPF(*) 406.935.467-00	1,244,000	18.998	2,488,000	18.998	3,732,000	18.998
Total	**6,548,000**	**100.000**	**13,096,000**	**100.000**	**19,644,000**	**100.000**

BASE-DATE 10.04.2022

Itaúsa S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
ESA Company Brazilian CNPJ 52.117.397/0001-08	19.080.102	0,629	-	-	19.080.102	0,216
Fundação Itaú Para a Educação e Cultura Brazilian CNPJ 59.573.030/0001-30	354.562.905	11,685	43.546.977	0,751 - -	398.109.882	4,508
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência Brazilian CNPJ 60.480.480/0001-67	466.488.268	15,374	116.261.731	2,006 - -	582.749.999	6,599
O. E. Setubal S.A. Brazilian CNPJ 61.074.456/0001-90	6	0,001	8	0,001 - -	14	0,001
Rudric ITH Participações Ltda. Brazilian CNPJ 67.569.061/0001-45	2.530.433	0,083	1.997.577	0,034 - -	4.528.010	0,051
Alfredo Egydio Arruda Villela Filho Brazilian CPF(*) 066.530.838-88	387.520.211	12,771	226.975.746	3,915 - -	614.495.957	6,958
Ana Lúcia de Mattos Barreto Villela Brazilian CPF(*) 066.530.828-06	387.520.184	12,771	211.756.213	3,653 - -	599.276.397	6,786
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	193.979.937	6,393	149.813.689	2,584 - -	343.793.626	3,893
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	194.037.513	6,395	149.907.666	2,586 - -	343.945.179	3,895
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	33.112	0,001	26.626.937	0,459 - -	26.660.049	0,302
Carolina Marinho Lutz Setubal Brazilian CPF(*) 077.540.228-18	41.228.062	1,359	5.320.159	0,092 - -	46.548.221	0,527
Julia Guidon Setubal Winandy Brazilian CPF(*) 336.694.358-08	41.228.062	1,359	5.320.159	0,092 - -	46.548.221	0,527
Paulo Egydio Setubal Brazilian CPF(*) 336.694.318-10	41.228.062	1,359	5.320.159	0,092 - -	46.548.221	0,527
Fernando Setubal Souza e Silva Brazilian CPF(*) 311.798.878-59	22.421.320	0,739	9.286.423	0,160 - -	31.707.743	0,359
Guilherme Setubal Souza e Silva Brazilian CPF(*) 269.253.728-92	22.421.433	0,739	8.855.932	0,153 - -	31.277.365	0,354
Tide Setubal Souza e Silva Nogueira Brazilian CPF(*) 296.682.978-81	22.421.780	0,739	9.887.507	0,171 - -	32.309.287	0,366
Olavo Egydio Setubal Júnior Brazilian CPF(*) 006.447.048-29	10.992.607	0,362	44.209.013	0,763 - -	55.201.620	0,625

Bruno Rizzo Setubal Brazilian CPF(*) 299.133.368-56	32.839.996	1,082	19.946	0,001	32.859.942	0,372
Camila Setubal Lenz Cesar Brazilian CPF(*) 350.572.098-41	32.839.997	1,082	22.249	0,001	32.862.246	0,372
Luiza Rizzo Setubal Kairalla Brazilian CPF(*) 323.461.948-40	32.840.000	1,082	29.334	0,001 - -	32.869.334	0,372
Roberto Egydio Setubal Brazilian CPF(*) 007.738.228-52	56.581.974	1,865	21.209.080	0,366 - -	77.791.054	0,881
Mariana Lucas Setubal Brazilian CPF(*) 227.809.998-10	26.252.185	0,865	9.840.829	0,170 - -	36.093.014	0,409
Paula Lucas Setubal Brazilian CPF(*) 295.243.528-69	26.252.185	0,865	9.840.829	0,170 - -	36.093.014	0,409
José Luiz Egydio Setubal Brazilian CPF(*) 011.785.508-18	93.676.269	3,087	41.288.277	0,712 - -	134.964.546	1,528
Beatriz de Mattos Setubal Brazilian CPF(*) 316.394.318-70	4.953.480	0,163	302.863	0,005 - -	5.256.343	0,060
Gabriel de Mattos Setubal Brazilian CPF(*) 348.338.808-73	4.953.480	0,163	302.863	0,005 - -	5.256.343	0,060

Olavo Egydio Mutarelli Setubal	4.953.480	0,163	302.863	0,005	5.256.343	0,060
Brazilian				-		
CPF(*) 394.635.348-73				-		
Alfredo Egydio Setubal	108.581.745	3,578	43.145.428	0,744	151.727.173	1,718
Brazilian				-		
CPF(*) 014.414.218-07				-		
Alfredo Egydio Nugent Setubal	2.185	0,001	220	0,001	2.405	0,001
Brazilian						
CPF(*) 407.919.708-09						
Marina Nugent Setubal	2.185	0,001	220	0,001	2.405	0,001
Brazilian				-		
CPF(*) 384.422.518-80				-		
Ricardo Egydio Setubal	108.532.016	3,577	43.542.330	0,751	152.074.346	1,722
Brazilian				-		
CPF(*) 033.033.518-99				-		
Marcelo Ribeiro do Valle Setubal	2.218	0,001	305.518	0,005	307.736	0,003
Brazilian				-		
CPF(*) 230.936.378-21				-		
Rodrigo Ribeiro do Valle Setubal	2.218	0,001	287.748	0,005	289.966	0,003
Brazilian				-		
CPF(*) 230.936.298-02				-		
Patricia Ribeiro do Valle Setubal	2.218	0,001	305.518	0,005	307.736	0,003
Brazilian				-		
CPF(*) 230.936.328-62				-		
BlackRock, Inc	-	-	290.508.650	5,011	290.508.650	3,290
American				-		
Treasury	3.492.300	0,115	8.400.000	0,145	11.892.300	0,135
Others						
	289.875.531	9,549	4.312.285.357	74,384	4.602.160.888	52,107
Total	**3.034.329.659**	**100,000**	**5.797.026.018**	**100,000**	**8.831.355.677**	**100,000**

BASE-DATE 12.31.2021

ESA Company	Ordinary Shares	%	Total	%
O. E. Setubal S.A. Brazilian CNPJ 61.074.456/0001-90	6	0.001	6	0.001
Rudric ITH Participações Ltda. Brazilian CNPJ 67.569.061/0001-45	2,530,433	0.133	2,530,433	0.133
Alfredo Egydio Arruda Villela Filho Brazilian CPF(*) 066.530.838-88	387,520,211	20.385	387,520,211	20.385
Ana Lúcia de Mattos Barreto Villela Brazilian CPF(*) 066.530.828-06	387,520,184	20.382	387,520,184	20.382
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	193,979,937	10.205	193,979,937	10.205
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	194,037,513	10.208	194,037,513	10.208
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	33,112	0.002	33,112	0.002
Carolina Marinho Lutz Setubal Brazilian CPF(*) 077.540.228-18	41,228,062	2.169	41,228,062	2.169
Julia Guidon Setubal Winandy Brazilian CPF(*) 336.694.358-08	41,228,062	2.169	41,228,062	2.169
Paulo Egydio Setubal Brazilian CPF(*) 336.694.318-10	41,228,062	2.169	41,228,062	2.169
Fernando Setubal Souza e Silva Brazilian CPF(*) 311.798.878-59	22,421,320	1.180	22,421,320	1.180

Guilherme Setubal Souza e Silva Brazilian CPF(*) 269.253.728-92	22,421,433	1.180	22,421,433	1.180
Tide Setubal Souza e Silva Nogueira Brazilian CPF(*) 296.682.978-81	22,421,780	1.180	22,421,780	1.180
Olavo Egydio Setubal Júnior Brazilian CPF(*) 006.447.048-29	10,992,607	0.578	10,992,607	0.578
Bruno Rizzo Setubal Brazilian CPF(*) 299.133.368-56	32,839,996	1.728	32,839,996	1.728
Camila Setubal Lenz Cesar Brazilian CPF(*) 350.572.098-41	32,839,997	1.728	32,839,997	1.728
Luiza Rizzo Setubal Kairalla Brazilian CPF(*) 323.461.948-40	32,840,000	1.728	32,840,000	1.728
Roberto Egydio Setubal Brazilian CPF(*) 007.738.228-52	56,581,974	2.977	56,581,974	2.977
Mariana Lucas Setubal Brazilian CPF(*) 227.809.998-10	26,252,185	1.381	26,252,185	1.381
Paula Lucas Setubal Brazilian CPF(*) 295.243.528-69	26,252,185	1.381	26,252,185	1.381
José Luiz Egydio Setubal Brazilian CPF(*) 011.785.508-18	93,676,269	4.928	93,676,269	4.928
Beatriz de Mattos Setubal Brazilian CPF(*) 316.394.318-70	4,953,480	0.261	4,953,480	0.261
Gabriel de Mattos Setubal Brazilian CPF(*) 348.338.808-73	4,953,480	0.261	4,953,480	0.261
Olavo Egydio Mutarelli Setubal Brazilian CPF(*) 394.635.348-73	4,953,480	0.261	4,953,480	0.261
Alfredo Egydio Setubal Brazilian CPF(*) 014.414.218-07	108,581,745	5.712	108,581,745	5.712

Alfredo Egydio Nugent Setubal Brazilian CPF(*) 407.919.708-09	2,185	0.001	2,185	0.001
Marina Nugent Setubal Brazilian CPF(*) 384.422.518-80	2,185	0.001	2,185	0.001
Ricardo Egydio Setubal Brazilian CPF(*) 033.033.518-99	108,532,016	5.710	108,532,016	5.710
Marcelo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.378-21	2,218	0.001	2,218	0.001
Patricia Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.328-62	2,218	0.001	2,218	0.001
Rodrigo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.298-02	2,218	0.001	2,218	0.001
Total	**1,900,830,553**	**100.000**	**1,900,830,553**	**100.000**

BASE-DATE 12.31.2021

O. E. Setubal S.A.	Ordinary Shares	%	Total	%
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	100,000	14.286	100,000	14.286
Maria Alice Setubal Brazilian CPF(*) 570.405.408-00	100,000	14.286	100,000	14.286
Olavo Egydio Setubal Júnior Brazilian CPF(*) 006.447.048-29	100,000	14.285	100,000	14.285
Roberto Egydio Setubal Brazilian CPF(*) 007.738.228-52	100,000	14.286	100,000	14.286
José Luiz Egydio Setubal Brazilian CPF(*) 011.785.508-18	100,000	14.285	100,000	14.285
Alfredo Egydio Setubal Brazilian CPF(*) 014.414.218-07	100,000	14.286	100,000	14.286
Ricardo Egydio Setubal Brazilian CPF(*) 033.033.518-99	100,000	14.286	100,000	14.286
Total	**700,000**	**100.000**	**700,000**	**100.000**

BASE-DATE 12.31.2021 Ordinary Rudric ITH Participações Ltda. % Total % Shares Ricardo Villela Marino 37,507,724 50.000 37,507,724 50.000 Brazilian CPF(*) 252.398.288-90 Rodolfo Villela Marino 37,507,724 50.000 37,507,724 50.000 Brazilian CPF(*) 271.943.018-81 Total 75,015,448 100.000 75,015,448 100.000 (*) Individual Taxpayer’s Registry (CPF)

15.3. - Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 04/26/2022 Number of stockholders - individuals (units) 458,530 Number of stockholders - companies (units) 12,734 Number of institutional investors (units) 1,548 Outstanding shares Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares. Number of common shares (units) 384,272,066 7.750% Number of preferred shares (units) 4,801,489,940 99.085% Total 5,185,762,006 52.894%

15.4. Please insert a flowchart of the issuer's stockholders and the economic group in which the issueris included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning aninterest equal to or higher than 5% of a class or type of shares



Family Moreira Salles
Family Egydio de Souza Aranha (1)
Free Float (1) (*)
100.00% Total
63.27% common shares
18.08% preferred shares
33.61% Total
36.61% common shares
81.70% preferred shares
66.21% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% common shares
100.00% preferred shares
66.53% Total
IUPAR - Itaú Unibanco Participações
Free Float (*)
50.00 % common shares
33.47% Total
39.21% common shares
19.83% Total
51.71% common shares
26.15% Total
Itaú Unibanco Holding S.A.
7.75% common shares
99.08% preferred shares
52.89% Total
(2)
(3)
26.30% Total
100.00% Total
97.61% common shares
79.07% preferred shares
97.61% Total
99.99% common shares
100.00% preferred shares
99.99% Total
100.00% common shares
100.00% preferred shares
100.00% Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
IGA Participações S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
11.12% common shares
10.75% preferred shares
11.12%Total
12.65% common shares
12.65% preferred shares
12.65%Total
Itaú Corretora de Seguros S. A.
Itaú Rent Administração e Participações Ltda.
100.00% Total
100.00% Total
100.00% common shares
100.00% preferred shares
100.00% Total
99.99% common shares
100.00% preferred shares
99.99% Total
99.99% common shares
100.00% preferred shares
99.99% Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0.01% common shares
0.00% preferred shares
0.01% Total
Itaú Corretora de Valores S.A.
0.01% common shares
0.00% preferred shares
0.01% Total
Banco Itaucard S.A.

(1) Date: 03.31.2022.
(2) Date: 10.06.2022.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.

(3) Date: 04.26.2022.
Direct subsidiaries

a) Direct and indirect controlling stockholders Direct controlling stockholders Itaúsa S.A. IUPAR—Itaú Unibanco Participações S.A. lndirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E.Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Mariana Lucas Setubal Marina Nugent Setubal O.E. Setubal S.A. Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH Participações Ltda. Tide Setubal Souza e Silva Nogueira Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies
c) Issuer's ownership interest in the group companies
d) Group companies' ownership interest in the issuer
e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	99.99	99.99	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Corretora de Seguros S. A.	11.12	10.75	Subsidiary
Itaú Rent Administração e Participações Ltda.	12.65	12.65	Subsidiary
IGA Participações S.A.	97.61	79.07	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Abroad			
Itaú Corpbanca	26.30	26.30	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	100.00	100.00	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary

15.8. Other significant information

Additional information on items 15.1/15.2

a) Regarding the stockholding position of stockholder BlackRock, Inc. ("BlackRock"), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the
Company.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock's stockholding position, which represents 7.221% preferred shares and 3.569% of BlackRock's total capital.

Statement of Changes in Blackrock's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03/30/2011	Opening balance at 03.30.2011, as provided by Blackrock (*)	159,335,737		159,335,737
11/01/2011	Stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock split according to notice of 11.01.2018 (ASM of 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011

b) Regarding the shareholding position of the shareholder Dodge & Cox, the company informs that on October 6, 2010, it received information, in accordance with Article 12, CVM Resolution 44/2021, as amended by ICVM 568/2015, that Dodge & Cox, as the investment manager of some of its clients, now holds 241,984,749 preferred shares issued by the company.

Considering the corporate event informed, below is the statement of Dodge & Cox's shareholding evolution, which represents 4.994% of the preferred shares and 2.468% of the total capital.

Statement of Changes in Dodge & Cox’s Stockholding Position 10/06/2022 Opening balance at 10/06/2022, as - 783,500 241,984,749 provided by Dodge & Cox (**) (**) Ownership interest at base date 10.06.2022 provided by the Stockholder on the same date. c) Regarding the stockholding position of stockholder GQG Partners LLC, the Company informs that on January 18, 2022, it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, that GQG Partners LLC acquired 253,506,105 preferred shares issued by the Company. Considering the corporate event mentioned above, we present below the changes in the GQG Partners LLC’s stockholding position, which represents 5.231% preferred shares and 2.586% of GQG Partners LLC’s total capital. Statement of Changes in GQG Partners LLC’s Stockholding Position (***) Ownership interest at base date 01.18.2022 provided by the Stockholder on January 18, 2022 DATE 01/18/2022 EVENT Opening balance at 01.18.2022, as provided by GQG Partners LLC (***) OPENING BALANCE 253,506,105 EVENT —   CLOSING BALANCE 253,506,105 d) As of February 24, 2022, capital stock of Cia. E. Johnston de Participações “EJ”, currently distributed among brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, will be shared by Fernando Roberto Moreira Salles, who will hold 50% of EJ’s capital, and Pedro Moreira Salles and son, João Moreira Salles, who will hold 44% and 6% of EJ’s capital, respectively. Pedro Moreira Salles and João Moreira Salles are also members of Itaú Unibanco’s Board of Directors. Brothers Walther Moreira Salles Jr. and João Moreira Salles will therefore no longer be stockholders of EJ, thus transferring their respective interests to the remaining stockholders, Fernando and Pedro, and to the new stockholder, João, through stock trading transactions, the completion of which is subject to the approval from the Central Bank of Brazil. Equity interest held by EJ in IUPAR’s capital stock, the controlling stockholder of Itaú Unibanco Holding, will remain unchanged. The control of IUPAR will continue to be exercised in accordance with the stockholders’ agreement in force and consequently the transactions described above will not change Itaú Unibanco Holding’s management or governance. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of April 26, 2022.

The number of outstanding shares stated in item 15.3 hereof refers to the base date of October 06, 2022.

19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: On 01/18/2022, the item 15.1/2 - Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 01/18/2022. The Annual General Stockholders’ Meeting and the Extraordinary General Stockholder’s Meeting was held on 04/26/2022, we made available a line informing the event. On 10/06/2022 occurred a Announcements to the Market of relevant participation, we made available a line informing the event.

19.3. Other significant information

Additional information on items 19.2

19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:

On 01/18/2022, the item 15.1/2 - Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 01/18/2022. The Annual General Stockholders' Meeting and the Extraordinary General Stockholder's Meeting was held on 04/26/2022, we made available a line informing the event. On 10/06/2022 occurred a Announcements to the Market of relevant participation, we made available a line informing the event.

a. opening number;
b. acquired number;
c. weighted average purchase price;
d. number sold;
e. weighted average sale price;
f. number cancelled;
g. closing number;
h. percentage in relation to outstanding securities of the same class and type.

10/06/2022			
Common Shares			
Changes	**Numbers (Units)**	**Weighted average price (R$)**	**% in relation to outstanding securities of the same class and**
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	**-**		**0.0%**
Preferred shares			
Changes	**Numbers (Units)**	**Weighted average price (R$)**	**% in relation to outstanding securities of the same class and**
Opening balance	**3,639,091**		0.1%
Acquisition (*)	-		
Disposal	(370,403)	R$ 21.76	
Cancellation	-		
Stock split	-		
Closing balance	**3,268,688**		**0.1%**

(*) Repurchase amounts include settlement, brokerage and trading fees

04/26/2022			
Common Shares			
Changes	**Numbers (Units)**	**Weighted average price (R$)**	**% in relation to outstanding securities of the same class and type**
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	**-**		**0.0%**
Preferred shares			
Changes	**Numbers (Units)**	**Weighted average price (R$)**	**% in relation to outstanding securities of the same class and type**
Opening balance	24,244,725		0.5%
Acquisition (*)	-		
Disposal	(20,605,634)	R$ 21.76	
Cancellation	-		
Stock split	-		
Closing balance	**3,639,091**		**0.1%**

(*) Repurchase amounts include settlement, brokerage and trading fees

01/18/2022 Common Shares Weighted average price % in relation to outstanding Changes Numbers (Units) securities of the same class and (R$) type Opening balance —   0.0% Acquisition —   Disposal —   Cancellation —   Closing balance —   0.0% Preferred shares Weighted average price % in relation to outstanding Changes Numbers (Units) securities of the same class and (R$) type Opening balance 24,244,725 0.5% Acquisition (*) —   Disposal —   Cancellation —   Stock split —   Closing balance 24,244,725 0.5% (*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2021 Common Shares Weighted average price % in relation to outstanding Changes Numbers (Units) securities of the same class and (R$) type Opening balance —   0.0% Acquisition —   Disposal —   Cancellation —   Closing balance —   0.0% Preferred shares Weighted average price % in relation to outstanding Changes Numbers (Units) securities of the same class and (R$) type Opening balance 41,678,452 0.9% Acquisition (*) —   Disposal (17,433,727) R$ 21.76 Cancellation —   Stock split —   Closing balance 24,244,725 0.5% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2020 Common Shares Weighted average price % in relation to outstanding Changes Numbers (Units) securities of the same class and (R$) type Opening balance —   0.0% Acquisition —   Disposal —   Cancellation —   Closing balance —   0.0% Preferred shares Weighted average price % in relation to outstanding Changes Numbers (Units) securities of the same class and (R$) type Opening balance 58,533,585 1,2% Acquisition (*) —   Disposal (16,855,133) R$ 21.76 Cancellation —   Stock split —   Closing balance 41,678,452 0.9% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2019 Common Shares Weighted average price % in relation to outstanding Changes Numbers (Units) securities of the same class and (R$) type Opening balance —   0.0% Acquisition —   Disposal —   Cancellation —   Closing balance —   0.0% Preferred shares Weighted average price % in relation to outstanding Changes Numbers (Units) securities of the same class and (R$) type Opening balance 83,614,426 1.8% Acquisition (*) —   Disposal (25,080,841) R$ 21.76 Cancellation —   Stock split —   Closing balance 58,533,585 1,2% (*) Repurchase amounts include settlement, brokerage and trading fees